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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Bell, Jr.                         Thomas                D.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  c/o Young & Rubicam Inc., 285 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York                         New York              10017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   Young & Rubicam Inc. (YNR)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


   6/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   Chairman and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   6/6/00      S              100,000      D    $54.8203     12,802       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   6/6/00      M              100,000      A      $1.92      12,802       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   6/2/00      S               42,500      D    $53.1897     12,802       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   6/1/00      S              257,500      D    $49.8973     12,802       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   6/1/00      M              300,000      A      $1.92      12,802       D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                 2.                                                                                       Deriv-    of
                 Conver-                       5.                              7.                         ative     Deriv-   11.
                 sion                          Number of                       Title and Amount           Secur-    ative    Nature
                 or                            Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-                4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise        3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price       Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of          action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-      Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative       ative       (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security         Secur-      Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity         Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Rollover Options
(right to buy)  $1.92/share  6/6/00     M            100,000 12/12/96  (1)   Common Stock  100,000        765,215     D
------------------------------------------------------------------------------------------------------------------------------------
Rollover Options
(right to buy)  $1.92/share  6/1/00     M            300,000 12/12/96  (1)   Common Stock  300,000        765,215     D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) The above Rollover Options have a term of five years with respect to 50% of the shares subject to such options and a term of seven years with respect to the other 50%.

       /s/ Renee E. Becnel                                       7/10/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
 Renee E. Becnel as attorney-in-fact
 for Thomas D. Bell, Jr.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                         Page 2